DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/16/2006

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership, Opportunity Income Plus L.P., Andrew Dakos and Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

996,200

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

996,200
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

996,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.35%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Putnam Tax Free Health Care fund ("PMH" or the "Trust"). The principal executive offices of PMH are located at One Post Office
Square, Boston, MA 02109

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors General
Partnership ("BIGP"), 60 Heritage Drive, Pleasantville, NY
10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville,
NY 10570.  Phillip Goldstein is President of Kimball and
Winthrop, Inc. This statement is also filed on behalf of Opportunity Income Plus L.P. an investment partnership. Andrew Dakos, Park 80 West, Saddle Brook, NJ 07663 and Phillip Goldstein, 60 Heritage Drive,
Pleasantville, NY 10570 are both managing members of the General
Partner of Opportunity Income Plus L.P.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Trust have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to solicit proxies to elect six Trustees at the annual shareholder meeting to be held on January 11, 2007 and in favor of two proposals: (1) ?The number of Trustees shall be fixed at six;? and (2) ?The Board of Trustees shall promptly take the steps necessary to open-end the Trust or otherwise enable shareholders to realize net asset value for their shares.?

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the annual report for the period ending May 31, 2006 there were 13,551,397 shares of PMH outstanding. The percentage set forth in item 5 was derived using such number.

Bulldog Investors General Partnership, Opportunity Income Plus L.P. and other accounts managed by Mr. Dakos and Mr. Goldstein beneficially own an aggregate of 995,900 shares of PMH. Additionally, they are also record holders of 300 shares of PMH.


Power to dispose of and vote securities resides either with Mr.
Goldstein, Mr. Dakos or with clients.


  c) During the past 60 days the following shares of PMH were purchased (there were no sales):


Date		Shares	Price
9/11/2006	400	12.21
9/13/2006	4,600	12.34
9/13/2006	400	12.31
9/22/2006	5,100	12.29
9/27/2006	11,000	12.3491
9/28/2006	4,300	12.35
9/28/2006	2,000	12.35
10/2/2006	1,000	12.4
10/3/2006	21,500	12.443
10/5/2006	3,000	12.4244
10/5/2006	9,300	12.4244
10/6/2006	40,000	12.4183
10/6/2006	11,525	12.4183
10/6/2006	11,525	12.4183
10/6/2006	11,525	12.4183
10/6/2006	11,525	12.4183
10/6/2006	81,000	12.4183
10/9/2006	2,900	12.3945
10/9/2006	1,000	12.3945
10/9/2006	900	12.3945
10/9/2006	3,000	12.3945
10/9/2006	1,000	12.3945
10/9/2006	5,000	12.3945
10/10/2006	2,650	12.35
10/10/2006	650	12.35
10/10/2006	700	12.35
10/10/2006	650	12.35
10/10/2006	650	12.35
10/10/2006	4,000	12.35
10/11/2006	1,200	12.38
10/11/2006	1,200	12.38
10/11/2006	1,200	12.38
10/11/2006	1,200	12.38
10/12/2006	1,100	12.38
10/13/2006	1,000	12.4
10/13/2006	400	12.36
10/16/2006	25,600	12.4476
10/16/2006	7,025	12.467
10/16/2006	50,000	12.467
10/16/2006	7,025	12.467
10/16/2006	25,000	12.467
10/16/2006	7,025	12.467
10/16/2006	7,025	12.467
10/17/2006	3,300	12.5
10/17/2006	825	12.5
10/17/2006	825	12.5
10/17/2006	825	12.5
10/17/2006	825	12.5
10/17/2006	6,600	12.5
10/18/2006	7,000	12.4945
10/18/2006	1,750	12.4945
10/18/2006	2,500	12.4945
10/18/2006	1,750	12.4945
10/18/2006	1,750	12.4945
10/18/2006	14,750	12.4945
10/20/2006	6,000	12.5098
10/20/2006	10,000	12.5
10/20/2006	4,125	12.5098
10/20/2006	4,125	12.5098
10/20/2006	4,125	12.5098
10/20/2006	4,125	12.5098
10/20/2006	12,000	12.5098
10/20/2006	20,000	12.5
10/23/2006	15,000	12.5178
10/23/2006	3,950	12.5178
10/23/2006	3,950	12.5178
10/23/2006	3,950	12.5178
10/23/2006	3,950	12.5178
10/23/2006	25,000	12.5
10/24/2006	6,100	12.5269
10/24/2006	1,525	12.5269
10/24/2006	1,525	12.5269
10/24/2006	1,525	12.5269
10/24/2006	1,525	12.5269
10/24/2006	12,200	12.5269
10/25/2006	1,500	12.5572
10/25/2006	525	12.5572
10/25/2006	525	12.5572
10/25/2006	525	12.5572
10/25/2006	525	12.5572
10/25/2006	3,500	12.5572


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/26/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

By: /s/ Phillip Goldstein
Name:	Phillip Goldstein
Managing Member, SPAR Advisors LLC
General Partner, Opportunity Income Plus L.P.

By: /s/ Andrew Dakos
Name: Andrew Dakos
Managing Member, SPAR Advisors LLC
General Partners, Opportunity Income Plus L.P.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the schedule 13D (and all further amendments filed by them) with respect to the shares of PMH.

Dated: 10/26/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

By: /s/ Phillip Goldstein
Name:	Phillip Goldstein
Managing Member, SPAR Advisors LLC
General Partner, Opportunity Income Plus L.P.

By: /s/ Andrew Dakos
Name: 	Andrew Dakos
Managing Member, SPAR Advisors LLC
General Partner, Opportunity Income Plus L.P.